UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   BAXTER, JERRY W.
   Suite T-4855
   185 Central Ave. SW
   Atlanta, GA 30303

2. Issuer Name and Ticker or Trading Symbol
   ACOLA CORP. (ACAC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   1/13/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
-----------------------------------------------------------------------------------------------------------------
1)Title of Security     2)Trans-    3.Trans- 4.Securities Acquired(A)    5)Amount of   6) 7)Nature of
                        action      action   or Disposed of (D)           Securities        Indirect
                        Date        Code                   A             Beneficially  D   Beneficial
                        (Month/                            or            Owned at      or   Ownership
                        Day/Year)   Code V   Amount        D  Price      End of Month  I
------------------------------------------------------------------------------------------------------------------
Common Stock, Class A   01/13/03    A       1,500,000 (1)  A  $.008     1,500,000       D


Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------
1)Title of Derivative  2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative     6)Date Exercisable and
Security               or Exercise     action         action    Securities Acquired (A)    Expiration Date
                       Price of        Date           Code      or Disposed of (D)
                       Derivative
                       Security                       Code  V   A                D         Exercisable    N/A										   Expiration
---------------------------------------------------------------------------------------------------------------------
  N/A
Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
---------------------------------------------------------------------------------------------------------------------
1)Title of Derivative  3)Trans-  7)Title and Amount                      8)Price     9)Number of   10) 11)Nature of
Security               action    of Underlying                           of Deri-    Derivative        Indirect
                       Date      Securities                              vative      Securities    D   Beneficial
                                                           Amount or     Security    Beneficially  or  Ownership
                                                           Number of                 Owned at      I
                  -                      Title             Shares                    End of Month
---------------------------------------------------------------------------------------------------------------------


Explanation of Responses:

(1)The acquisition of shares was pursuant to the issuer's Directors and Employees Stock Award Plan.

SIGNATURE OF REPORTING PERSON
/S/ Jerry W. Baxter
    ------------------------
    Jerry W. Baxter
DATE 01/14/03